UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of report (Date of earliest event reported): December 21, 2020 (December 16, 2020)

Seneca Biopharma, Inc.

(Exact name of registrant as specified in Charter)

Delaware	001-33672	52-2007292
(State or other jurisdiction of incorporation or organization)	(Commission File No.)	(IRS Employee Identification No.)

20271 Goldenrod Lane, Germantown, Maryland 20876

(Address of Principal Executive Offices)

(301) 366-4960

(Issuer Telephone number)

N/A

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Class	Trading Symbol	Name of Each Exchange on Which Registered
Common stock, par value $0.01 per share	SNCA	NASDAQ Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

Merger Agreement and Transaction

On December 16, 2020, Seneca Biopharma, Inc. (the “Company” or “Seneca”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Leading BioSciences, Inc., a Delaware corporation (“LBS”), and Townsgate Acquisition Sub 1, Inc., a Delaware corporation and wholly owned subsidiary of the Company (“Merger Sub”). Upon the terms and subject to the satisfaction of the conditions described in the Merger Agreement, Merger Sub will be merged with and into LBS (the “Merger”), with LBS surviving the Merger as a wholly owned subsidiary of the Company. The Merger is intended to qualify as a tax-free reorganization for U.S. federal income tax purposes.

At the effective time of the Merger (the “Effective Time”):

(a)	Each share of LBS’s common stock (“LBS Common Stock”) and each share of LBS’s preferred stock (“LBS Preferred Stock” and together with LBS Common Stock, “LBS Capital Stock”) outstanding immediately prior to the Effective Time, excluding any dissenting shares but including any shares of LBS Capital Stock issued pursuant to the Pre-Merger Financing (as defined below) will be automatically converted solely into the right to receive a number of shares of the Company’s common stock (“Company Common Stock”) equal to the exchange ratio described below.

(b)	Each option to purchase shares of LBS Common Stock (each, a “LBS Option”) that is outstanding and unexercised immediately prior to the Effective Time under LBS’s 2013 Equity Incentive Plan (the “LBS Plan”), whether or not vested, will be converted into and become an option to purchase shares of Company Common Stock, and the Company will assume the LBS Plan and each such LBS Option in accordance with the terms of the LBS Plan (the “Assumed Options”). The number of shares of Company Common Stock subject to each Assumed Option will be determined by multiplying (i) the number of shares of LBS Common Stock that were subject to such Assumed Option, as in effect immediately prior to the Effective Time, by (ii) the exchange ratio, and rounding the resulting number down to the nearest whole number of shares of Company Common Stock, and the per share exercise price for the Company Common Stock issuable upon exercise of each Assumed Option will be determined by dividing (A) the per share exercise price of such Assumed Option, as in effect immediately prior to the Effective Time, by (B) the exchange ratio and rounding the resulting per share exercise price up to the nearest whole cent. Any restriction on the exercise of any Assumed Option will continue in full force and effect and the term, exercisability, vesting schedule, accelerated vesting provisions, and any other provisions of such Assumed Option will otherwise remain unchanged.

(c)	Each warrant to purchase shares of LBS Common Stock (the “LBS Warrants”) outstanding immediately prior to the Effective Time will be assumed by the Company and converted into warrants to purchase Company Common Stock (the “Assumed Warrants”) and thereafter (i) each Assumed Warrant may be exercised solely for shares of Company Common Stock; (ii) the number of shares of Company Common Stock subject to each Assumed Warrant will be determined by multiplying (A) the number of shares of LBS Common Stock that were subject to such LBS Warrant, as in effect immediately prior to the Effective Time, by (B) the exchange ratio, and rounding the resulting number down to the nearest whole number of shares of Company Common Stock; (iii) the per share exercise price for the Company Common Stock issuable upon exercise of each Assumed Warrant will be determined by dividing (A) the exercise price per share of the LBS Capital Stock subject to such LBS Warrant, as in effect immediately prior to the Effective Time, by (B) the exchange ratio, and rounding the resulting exercise price up to the nearest whole cent.

The Merger Agreement provides that certain milestone payments may become payable for each share of LBS Capital Stock outstanding immediately prior to the Effective Time (excluding (i) shares of LBS Capital Stock issued pursuant to the Pre-Merger Financing, (ii) shares of LBS Capital Stock issuable pursuant to the exercise of LBS Options or LBS Warrants, unless exercised prior to the Effective Time, and (iii) dissenting shares) (the “Milestone Recipients”). A milestone payment may be made following the 135th day following the final Reset Date (as defined below) to the extent any Converted Additional Shares (as defined below) not issued to the investor in the Pre-Merger Financing are returned from escrow to the Company pursuant to the terms of the Pre-Merger Financing. If this occurs, the Milestone Recipients will be entitled to receive additional shares of Company Common Stock equal to the number of Converted Additional Shares that are returned to the Company, on a pro rata basis to each such Milestone Recipient. Further, a Milestone Payment may also be made if the proceeds from a Legacy Monetization (as defined below) have not been received, or any portion thereof, by the Company within 60 days following the Closing (as defined below) or such later date at the Company’s election (to the extent the proceeds of such potential Legacy Monetization were included in the calculation of the Company’s net cash at Closing) (the “Asset Milestone Payment”).

Under the exchange ratio formula in the Merger Agreement, the equityholders of LBS immediately prior to the Closing of the Merger (inclusive of the investor in the Pre-Merger Financing) are expected to own approximately 73.8% of the aggregate number of outstanding Company Capital Stock immediately after the consummation of the Merger (the “Closing”), and the equityholders of the Company immediately prior to the Closing of the Merger are expected to own approximately 26.2% of the aggregate number of outstanding Company Capital Stock immediately after the Closing, in each case as calculated on an adjusted fully diluted treasury stock method basis and after giving effect to the Pre-Merger Financing (as defined below), but including 50% of the shares subject to the Equity Warrants (as defined below), and subject to certain assumptions, including that the (i) proceeds of the Pre-Merger Financing being equal to at least $20,000,000 and (ii) the net cash of the Company being between $4,500,000 and $5,000,000.

Following the Closing, Thomas Hallam, Ph.D., will serve as the Company’s Chief Executive Officer. Additionally, following the Closing, the board of directors of the Company (“Company Board”) will consist of eight directors and will be comprised of five members designated by LBS and three members designated by the Company.

The Merger Agreement contains customary representations, warranties and covenants made by LBS and the Company, including covenants relating to obtaining the requisite approvals of each of the stockholders of LBS and the Company, indemnification of directors and officers, and LBS’s and the Company’s conduct of their respective businesses between the date of signing the Merger Agreement and the Closing.

In connection with the Merger, the Company will prepare and file a registration statement on Form S-4 (the “Registration Statement”), in which a proxy statement will be included (the “Proxy Statement”) and seek the approval of the Company’s stockholders with respect to certain actions, including (i) the amendment of the Company’s certificate of incorporation to effect a reverse stock split of all outstanding shares of Company Common Stock at a reverse stock split ratio in a range to be mutually agreed by the Company and LBS, to be effective immediately prior to the Merger, (ii) the issuance of Company Common Stock that represents more than 20% of the shares of Company Common Stock outstanding immediately prior to the Closing to the LBS stockholders in connection with the Merger and related transactions and the change of control of the Company resulting therefrom, in each case pursuant to the Nasdaq rules, (iii) a new equity incentive plan, (iv) a new employee stock purchase plan, and (v) on a non-binding, advisory basis, the compensation that may be paid or become payable to the Company’s named executive officers in connection with the completion of the Merger (collectively, the “Company Stockholder Matters”).

The Closing is subject to the satisfaction or waiver of certain conditions, including among other things: (i) the required approvals by the parties’ stockholders, (ii) the accuracy of the parties’ representations and warranties, subject to certain materiality qualifications, (iii) compliance by the parties with their respective covenants, (iv) no law or order preventing the Merger and related transactions, (v) the continuous listing of the Company Common Stock on Nasdaq from the date of the Merger Agreement through the Closing Date, (vi) the shares of Company Common Stock to be issued in the Merger being approved for listing (subject to official notice of issuance) on Nasdaq as of the Closing and (vii) the Registration Statement having become effective in accordance with the provisions of the Securities Act of 1933, as amended (the “Securities Act”), and not being subject to any stop order or proceeding (or threatened proceeding by the Securities and Exchange Commission (the “SEC”)) seeking a stop order with respect to the Registration Statement which has not been withdrawn.

The Merger Agreement contains certain customary termination rights, including, among others: (i) mutual written consent of the Company and LBS, (ii) the right of either the Company or LBS to terminate the Merger Agreement if the Company’s stockholders fail to adopt and approve the Merger Agreement, (iii) the right of either party to terminate the Merger Agreement if the other party’s board of directors changes or withdraws its recommendation in favor of the Merger and related transactions, (vi) the right of either party to terminate the Merger Agreement if the Merger has not occurred within seven months of the date of the Merger Agreement, subject to certain conditions, provided that such date may be extended, in certain circumstances, (v) the right of either party to terminate the Merger Agreement due to a material breach by the other party of any of its representations, warranties or covenants which would result in the closing conditions not being satisfied, subject to certain conditions, and (vi) the right of either party, if a court of competent jurisdiction or other governmental body issues a final and non-appealable order, decree or ruling, or has taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger and related transactions.

If the Merger Agreement is terminated (1) by LBS in certain circumstances, including in the event of a termination in connection with a change in recommendation by the LBS board of directors, then a termination fee of $1.5 million will be payable by LBS to the Company, (2) by the Company in connection with entering into a definitive agreement in connection with a superior offer, a termination fee of $1.5 million will be payable by the Company to LBS, and (3) in certain circumstances the parties have agreed to expense reimbursement of up to $250,000.

Support Agreements

Concurrently with the execution of the Merger Agreement, the officers and directors of the Company entered into support agreements in favor of LBS relating to the Merger covering less than 1% of the outstanding shares of Company Common Stock, as of the date of the Merger Agreement (the “Company Support Agreements”). The Company Support Agreements provide, among other things, that the officers and directors that are a party to the Company Support Agreements will vote all of their respective shares of Company Common Stock held by them in favor of adopting the Merger Agreement and approving the Merger and related transactions, and the Company Stockholder Matters.

Concurrently with the execution of the Merger Agreement, certain officers, directors and stockholders of LBS (the “LBS Supporting Stockholders”) entered into support agreements in favor of the Company covering approximately 65.15% of the outstanding shares of LBS Capital Stock, as of the date of the Merger Agreement (the “LBS Support Agreements,” and together with the Company Support Agreements, the “Support Agreements”). The LBS Support Agreements provide, among other things, that the LBS Supporting Stockholders will vote all of the shares of LBS Capital Stock held by them in favor of adopting the Merger Agreement and approving the Merger, matters set forth in the LBS stockholder written consent, and the other actions and transactions contemplated by the Merger Agreement. However, in the event the LBS board of directors changes its recommendation regarding the approval of the Merger, then the obligation of the LBS Supporting Stockholders to vote their shares of LBS Capital Stock will be modified and the LBS Supporting Stockholders will only be required to collectively vote an aggregate number of LBS Capital Stock equal to 35% of the total voting power of the outstanding LBS Capital Stock.

Lock-Up Agreements

Concurrently with the execution of the Merger Agreement, the officers and directors of the Company entered into lock-up agreements (the “Company Lock-Up Agreements”), pursuant to which such officers, and directors accepted certain restrictions on transfers of the shares of Company Common Stock held by such officer, director or stockholder during the period commencing upon the Effective Time and ending on the date that is 180 days after the date of Closing.

The officers, directors and certain stockholders of LBS (solely in their respective capacities as LBS stockholders) previously entered into lock-up arrangements, pursuant to which such individuals have agreed not to, except in limited circumstances, transfer or dispose of, any shares of the Company Common Stock or any securities convertible into, or exercisable or exchangeable for, shares of the Company Common Stock, including, as applicable, shares received in the Merger and issuable upon exercise of LBS Warrants and LBS Options, for a period of 180 days after the date of Closing. In addition, in connection with the Pre-Merger Financing, the officers and directors of LBS will enter into lock-up arrangements (the “LBS Lock-Up Agreements”), pursuant to which such officers and directors have agreed not to, except in limited circumstances, transfer or dispose of, any shares of the Company Common Stock or any securities convertible into, or exercisable or exchangeable for, shares of the Company Common Stock, including, as applicable, shares received in the Merger and issuable upon exercise of certain warrants and stock options, for a period of 90 days after the earliest of (x) the Registrable Securities (as defined below) may be sold without restriction or limitation pursuant to Rule 144 and without the requirement to be in compliance with Rule 144(c)(1), (y) the one (1) year anniversary of the Pre-Merger Financing closing date, and (z) the date that the Initial Registration Statement (as defined below) has been declared effective by the SEC, except for certain exceptions.

Contingent Value Rights Agreement

Immediately prior to the Effective Time, the Company, an agent to be determined (the “CVR Agent”) and a representative to be determined (the “CVR Holders’ Representative”) will enter into a Contingent Value Rights Agreement (the “CVR Agreement”). Pursuant to the CVR Agreement, each share of Company Common Stock held by Seneca stockholders of record immediately prior to the Effective Time will receive one contingent value right (“CVR”) entitling holders of such shares (the “CVR Holders”) to receive certain net proceeds, if any, derived from the sale or license of all or any part of the intellectual property owned, licensed or controlled by Seneca that is necessary for the operation of the business of Seneca as conducted as of the Effective Time and in existence as of the Effective Time (the “Seneca Legacy Technology”) pursuant to an agreement entered into: (i) during the period beginning at the Effective Time and ending on the date that is 18 months following the Effective Time or (ii) prior to the Effective Time and not consummated prior to the Asset Milestone Payment (a “Legacy Monetization”) and entitled to be received prior to the 48-month anniversary of the Effective Time. The CVRs will not be transferable by the CVR Holders, except in certain limited circumstances, will not have any voting or dividend rights, will not be certificated or evidenced by any instrument, will not accrue interest and will not be registered with the SEC or listed for trading on any exchange. Each CVR will entitle the CVR Holder to receive a pro rata portion of 80% of the net proceeds, if any, from each respective Legacy Monetization event

The foregoing descriptions of the Merger Agreement, the CVR Agreement, the Company Support Agreements, the LBS Support Agreements, the Company Lock-Up Agreements and the LBS Lock-Up Agreements, are not complete and are qualified in their entirety by reference to those agreements, which are attached hereto as Exhibits 2.1, 2.2, 10.1, 10.2, 10.3 and 10.4, respectively, to this report and incorporated herein by reference.

Pre-Merger Financing

Securities Purchase Agreement (Bridge Financing)

In connection with signing the Merger Agreement, LBS entered into a securities purchase agreement, dated as of December 16, 2020 (the “Bridge SPA”) with an institutional investor (the “Investor”), pursuant to which the Investor has agreed to purchase, and LBS agreed to issue, senior secured promissory notes (the “Bridge Notes”) in the aggregate principal amount of up to $5.0 million, in exchange for an aggregate purchase price of up to $3.75 million, representing an aggregate original issue discount of up to $1.25 million (the “Bridge Loan”). Pursuant to the terms of the Bridge SPA, the Investor agreed to purchase the Bridge Notes in three closings: (i) the first closing for $1,666,666.67 in aggregate principal amount (in exchange for an aggregate purchase price of $1.25 million), which closed on December 17, 2020; (ii) the second closing for $1,666,666.67 in aggregate principal amount (in exchange for an aggregate purchase price of $1.25 million), which is currently anticipated to close on February 1, 2021; and (iii) a third closing for $1,666,666.66 in aggregate principal amount (in exchange for an aggregate purchase price of $1.25 million), which would be required to close before the closing of the Merger, if at all, at the election of LBS. The Bridge Notes bear interest at a rate of 15% per annum (25% premium upon the occurrence of an event of default thereunder) and are repayable upon the earlier of (i) June 17, 2021 (provided that such date will be extended by 120 days if the Merger does not close solely for reasons outside of LBS’s control), (ii) the date on which LBS’s equity is registered under the Securities Exchange Act of 1934, as amended, or is exchanged for equity so registered or (iii) immediately prior to the closing under the Equity SPA (as defined below). The Bridge Notes are secured by a lien on all of LBS’s assets, other than intellectual property. In addition, upon the funding of each tranche as described above, the Investor shall also receive warrants to purchase such number of shares of LBS Common Stock equal to the aggregate principal amount of the Bridge Notes issued at such funding divided by the initial per share exercise price of $0.4816 (the “Bridge Warrants”), subject to adjustment as disclosed below. The Bridge Warrants shall have a term of five years from the date all of the shares underlying the Bridge Warrants have been registered for resale, and the exercise price shall be subject to price-only full ratchet anti-dilution protection upon the issuance of any shares of LBS Common Stock or securities convertible into LBS Common Stock for a period of two years from the effective date of the registration statement covering such shares. The Bridge Warrants also contain certain participation rights with regard to asset distributions and fundamental transactions. As a result of the Merger, at the Effective Time, each Bridge Warrant will automatically be converted into a warrant to purchase that number of shares of Company Common Stock equal to the number of shares underlying the Bridge Warrants immediately prior to the closing of the Merger multiplied by the Exchange Ratio and the exercise price shall be proportionately adjusted.

Securities Purchase Agreement (Equity Financing)

In connection with signing the Merger Agreement, on December 16, 2020, LBS, Seneca and the Investor entered into a Securities Purchase Agreement (the “Equity SPA”), pursuant to which, among other things, the Investor agreed to invest $20.0 million in cash and cancel any outstanding principal and interest on the Bridge Notes immediately prior to the closing of the Merger (the aggregate amount of such cash investment and the cancellation of the outstanding principal and interest on the Bridge Notes, the “Purchase Price” and the financing arrangement described herein, the “Pre-Merger Financing”) to fund the combined company following the Merger. In return, LBS will issue an amount of shares (the “Initial Shares”) of LBS Series 1 Preferred Stock to the Investor equal to the Purchase Price divided by the per share purchase price of $0.4816. The Pre-Merger Financing will close on the same date as the closing of the Merger. In addition, the combined company will deposit three times (3x) the number of Initial Shares of LBS Series 1 Preferred Stock (the “Additional Shares,” and together with the Initial Shares the “Pre-Merger Financing Shares”) into escrow with an escrow agent, to be exchanged for Company Common Stock in the Merger, and to be delivered, in whole or in part, based on the formula provided below. As a result of the Merger, at the Effective Time, each Initial Share will automatically be converted into the right to receive a number of shares (the “Converted Initial Shares”) of Company Common Stock equal to the number of Initial Shares multiplied by the Exchange Ratio. Further, at the Effective Time, each Additional Share placed into escrow with the escrow agent will automatically be converted into the right to receive a number of shares (the “Converted Additional Shares”) of Company Common Stock equal to the number of Additional Shares multiplied by the Exchange Ratio. If 85% of the sum of the five lowest weighted average prices of Company Common Stock during the 10 trading day period immediately preceding the 16th trading day following the Effective Time (the “Initial Reset Date”), divided by five, is lower than the per share Purchase Price or if the five lowest weighted average prices of Company Common Stock during the 10 trading day period immediately preceding each of the 45th, 90th and 135th days following the Effective Time (together with the Initial Reset Date, each a “Reset Date”), divided by five, is lower than the per share Purchase Price, then, in each case, the Investor will be issued such number of Converted Additional Shares equal to the Purchase Price divided by the lowest of such weighted average prices. Any Converted Additional Shares not delivered to the Investor from escrow will be returned to Seneca.

In addition, Seneca will issue to the Investor, warrants to purchase shares of Company Common Stock (the “Equity Warrants”). The Equity Warrants will be issued on the 17th trading day following the closing of the Merger, will have an initial exercise price per share equal to the lower of (x) the Purchase Price divided by the Initial Shares and (y) the per share price as reset on the 16th trading day following the closing of the Merger, as described above, and will be exercisable for that number of shares as is equal to the Purchase Price divided by the lower of (a) the Purchase Price divided by the Initial Shares and (b) the Purchase Price divided by the per share price as reset on the 16th trading day following the closing of the Merger, as described above, and will be immediately exercisable and will have a term of five years from the date of issuance.

The Bridge Warrants and Equity Warrants will provide that, until the second anniversary of the date on which all shares of Company Common Stock issued to the Investor (including any shares underlying the Equity Warrants) are registered on one or more registration statements, if the combined company publicly announces, issues or sells, enters into a definitive, binding agreement pursuant to which Seneca is required to issue or sell or is deemed, pursuant to the provisions of the Bridge Warrants and Equity Warrants, to have issued or sold, any shares of Company Common Stock for a price per share lower than the exercise price then in effect, subject to certain limited exceptions, then the exercise price of the Bridge Warrants and Equity Warrants shall be reduced to such lower price per share. Further, on each Reset Date, the exercise price of the Bridge Warrants and Equity Warrants will be adjusted downward (but not increased) such that (i) the exercise price of the Bridge Warrants on the Initial Reset Date becomes 85% of the weighted average of the five lowest weighted average prices of the Company Common Stock as measured during each of the 10 trading day periods immediately preceding the Initial Reset Date and (ii) the exercise price of the Bridge Warrants on all Reset Dates other than the Initial Reset Date and the exercise price of the Equity Warrants on all Reset Dates, become the weighted average of the five lowest weighted average prices of the Company Common Stock as measured during each of the 10 trading day periods immediately preceding the Reset Date, and the number of shares underlying the Bridge Warrants and Equity Warrants will be increased (but not decreased) to the quotient of (a) (i) the exercise price in effect prior to such reset multiplied by (ii) the number of shares underlying the applicable warrants prior to the reset divided by (b) the exercise price resulting from the reset. Further, the Equity Warrants include a provision such that, beginning six months after the closing of the Merger, if the volume weighted average price of Company Common Stock is less than the then-applicable exercise price for five consecutive trading days, the holder of the Equity Warrant shall be entitled to receive 1.0 share of Company Common Stock for each share underlying the Equity Warrants being exercised thereunder in a cashless exercise. The exercise price and the number of shares of Company Common Stock issuable upon exercise of the Bridge Warrants and Equity Warrants will also be subject to adjustment in the event of any stock splits, dividends or distributions or other similar transactions as well as fundamental transactions.

The Equity SPA contains customary representations and warranties of LBS, Seneca and the Investor. Each party’s obligation to consummate the transactions contemplated by the Equity SPA is subject to the satisfaction or waiver of certain conditions, including the satisfaction or waiver of each of the conditions precedent to the closing of the Merger contained in the Merger Agreement, other than any conditions precedent relating to consummation of the Pre-Merger Financing.

Pursuant to the Equity SPA, until 180 calendar days after the earliest of (x) such time as all of the Registrable Securities may be sold without restriction or limitation pursuant to Rule 144 and without the requirement to be in compliance with Rule 144(c)(1), (y) the six month anniversary of the closing of the Merger, and (z) the date that the Initial Registration Statement has been declared effective by the SEC, except for certain exceptions, neither LBS nor Seneca shall, (1) directly or indirectly, offer, sell, grant any option to purchase, or otherwise dispose of (or announce any offer, sale, grant or any option to purchase or other disposition of) any of its or its subsidiaries’ debt, equity or equity equivalent securities, (2) enter into, or effect a transaction under, any agreement, including, but not limited to, an equity line of credit or “at-the-market” offering, whereby LBS or Seneca may issue securities at a future determined price or (3) be party to any solicitations, negotiations or discussions with regard to the foregoing.

Beneficial Ownership Limitations

The Investor will be prohibited, subject to certain exceptions, from exercising a Bridge Warrant or Equity Warrant to the extent that immediately prior to or after giving effect to such exercise, the Investor, together with its affiliates and other attribution parties, would own more than 4.99% of the total number of shares of Company Common Stock then issued and outstanding, which percentage may be changed at the Investor’s election to a lower percentage at any time or to a higher percentage not to exceed 9.99% upon 61 days’ notice to Seneca. In addition, the Investor will be prohibited from receiving shares of Company Common Stock in exchange for the Converted Initial Shares or Converted Additional Shares to the extent that immediately prior to or after giving effect to such receipt, the Investor, together with its affiliates or other attribution parties would own more than 9.99% of the total number of shares of Company Common Stock then issued and outstanding. In that situation, the escrow agent shall hold such shares in excess of the ownership limitation in abeyance for the benefit of the Investor. The Investor may increase or decrease the applicable ownership limitation percentage to a lower percentage at any time or to a higher percentage not to exceed 9.99% upon 61 days’ notice to Seneca.

Registration Rights Agreement

In connection with the Pre-Merger Financing, Seneca entered into a Registration Rights Agreement with the Investor (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, provided the Merger is completed, Seneca is required to file an initial resale registration statement (the “Initial Registration Statement”) with respect to the maximum number of shares of Company Common Stock held by or issuable to the Investor pursuant to the Equity Warrants (the “Registrable Securities”), within 15 days after the 135th calendar day following the closing date. The combined company will be required to use its commercially reasonable efforts to maintain the effectiveness of the registration statement until the earlier of (i) the date as of which the Investor may sell all of the Registrable Securities covered by the applicable registration statement(s) without restriction or limitation pursuant to Rule 144 and without the requirement to be in compliance with Rule 144(c)(1) (or any successor thereto) or (ii) the date on which the Investor has sold all of the Registrable Securities covered by the applicable registration statement(s).

Subject to a limited exception, if Seneca fails to file and obtain and maintain effectiveness of the resale registration statements required under the Registration Rights Agreement or fails, subject to limited grace periods, to maintain the effectiveness of the resale registration statements, then Seneca shall be obligated to pay to each affected holder of Registrable Securities an amount equal to 2.0% of the aggregate Purchase Price of such holder’s Registrable Securities whether or not included in such registration statement on the date of such failure and 1.5% on every thirtieth day thereafter (pro-rated for periods of less than 30 days) until the date such failure is cured, provided that the aggregate of all such payments will not exceed 8.0% of the aggregate Purchase Price for the Investor’s Registrable Securities.

These registration rights granted under the Registration Rights Agreement are subject to certain conditions and limitations, including Seneca’s right to delay or withdraw a registration statement under certain circumstances. The registration rights granted in the Registration Rights Agreement are subject to customary indemnification and contribution provisions.

Leak-Out Agreements

In connection with the Pre-Merger Financing, the Investor will enter into a leak-out agreement, ending on the 135th day following the Pre-Merger Financing closing date, with the combined company (collectively, the “Leak-Out Agreements”) limiting its daily sales to no more than its pro rata portion, based on such Investor’s investment amount, of up to 20% of the daily traded volume as reported by Bloomberg, LP.

The foregoing descriptions of the Bridge SPA, the Equity SPA, the Registration Rights Agreement, the Bridge Warrants, the Equity Warrants, and the Leak-Out Agreements, are not complete and are qualified in their entirety by reference to those agreements, which are attached hereto as Exhibit 10.5, 10.6, 4.3, 4.1, 4.2 and 10.7, respectively, to this report and incorporated herein by reference.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, without limitation, statements related to the anticipated consummation of the proposed transactions, and other statements that are not historical facts.  Any statements contained in this communication that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements may be identified by the use of words referencing future events or circumstances such as “expect,” “intend,” “plan,” “anticipate,” “believe,” “will,” and similar expressions and their variants.  These forward-looking statements are based upon the Company’s current expectations. Forward-looking statements involve risks and uncertainties. The Company’s actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, risks relating to the completion of the Merger, including the need for stockholder approval and the satisfaction of closing conditions; the risk that as a result of adjustments to the exchange ratio, the Company’s stockholders and LBS’s stockholders could own more or less of the combined company than is currently anticipated; the anticipated Pre-Merger Financing to be completed immediately prior the closing of the Merger; the cash balances of the combined company following the closing of the Merger and the Pre-Merger Financing; the ability of the Company to remain listed on The Nasdaq Stock Market, LLC; and expected restructuring-related cash outlays, including the timing and amount of those outlays. Risks and uncertainties related to LBS that may cause actual results to differ materially from those expressed or implied in any forward-looking statement include, but are not limited to: LBS’s plans to develop and commercialize its product candidates, including LB1148; the timing of initiation of LBS’s planned clinical trials; the timing of the availability of data from LBS’s clinical trials; the timing of any planned investigational new drug application or new drug application; LBS’s plans to research, develop and commercialize its current and future product candidates; LBS’s ability to enter into new collaborations, and to fulfill its obligations under any such collaboration agreements; the clinical utility, potential benefits and market acceptance of LBS’s product candidates; LBS’s commercialization, marketing and manufacturing capabilities and strategy; LBS’s ability to identify additional products or product candidates with significant commercial potential; developments and projections relating to LBS’s competitors and its industry; the impact of government laws and regulations; LBS’s ability to protect its intellectual property position; and LBS’s estimates regarding future revenue, expenses, capital requirements and need for additional financing following the proposed transaction. The risks and uncertainties may be amplified by the COVID-19 pandemic, which has caused significant economic uncertainty. The extent to which the COVID-19 pandemic impacts the Company’s business, operations, and financial results, including the duration and magnitude of such effects, will depend on numerous factors, which are unpredictable, including, but not limited to, the duration and spread of the outbreak, its severity, the actions to contain the virus or treat its impact, and how quickly and to what extent normal economic and operating conditions can resume.

There can be no assurance that the Company will be able to complete the proposed transactions on the anticipated terms, or at all. Additional risks and uncertainties relating to the Company and its business can be found under the caption “Risk Factors” and elsewhere in the Company’s filings and reports with the SEC, including in the Company’s Annual Report on Form 10-K for the year ended December 31, 2019, filed with the SEC on March 27, 2020 and the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2020, filed with the SEC on November 11, 2020. Except as required by law, the Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based.

Important Additional Information Will be Filed with the SEC

In connection with the proposed transactions between LBS and the Company, the Company will file a registration statement on Form S-4 that will contain a proxy statement and prospectus with the SEC. This communication is not a substitute for the registration statement or the proxy statement or any other documents that the Company may file with the SEC or send to its stockholders in connection with the proposed transactions. BEFORE MAKING ANY VOTING DECISION, THE COMPANY URGES INVESTORS AND STOCKHOLDERS TO READ THESE MATERIALS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE PROPOSED TRANSACTION AND RELATED MATTERS.

You may obtain free copies of the Registration Statement, proxy statement and all other documents filed or that will be filed with the SEC regarding the proposed transaction at the website maintained by the SEC at www.sec.gov. Once filed, the Registration Statement will be available free of charge on the Company’s website at https://senecabio.com, or by contacting the Company’s Investor Contact, investor@senecabio.com. Investors and stockholders are urged to read the registration statement, proxy statement, prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed transaction.

Participants in the Solicitation

The Company and LBS, and each of their respective directors and executive officers and certain of their other members of management and employees, may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the Company’s directors and executive officers is included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2019, filed with the SEC on March 27, 2020, and the proxy statement for the Company’s 2020 annual meeting of stockholders, filed with the SEC on June 24, 2020. Additional information regarding these persons and their interests in the transaction, as well as information regarding LBS’s directors and executive officers, will be included in the proxy statement relating to the transaction when it is filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This report will not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities in connection with the proposed merger shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description

2.1*	Agreement and Plan of Merger, dated as of December 16, 2020, by and among Seneca Biopharma, Inc., Leading BioSciences, Inc. and Townsgate Acquisition Sub 1, Inc.

2.2*	Form of CVR Agreement.

4.1	Form of Bridge Warrant.

4.2	Form of Equity Warrant.

4.3*	Registration Rights Agreement, by and between Seneca Biopharma, Inc. and the investor party thereto, dated December 16, 2020.

10.1	Form of Company Support Agreement, dated as of December 16, 2020, by and between Leading BioSciences, Inc. and each of the parties named in each agreement therein.

10.2	Form of LBS Support Agreement, dated as of December 16, 2020, by and between Seneca Biopharma, Inc. and each of the parties named in each agreement therein.

10.3	Form of Company Lock-Up Agreement.

10.4	Form of LBS Lock-Up Agreement.

10.5*	Securities Purchase Agreement, by and between Leading BioSciences, Inc. and the investor party thereto, dated December 16, 2020.

10.6*	Securities Purchase Agreement, by and among Seneca Biopharma, Inc., Leading BioSciences, Inc. and the investor party thereto, dated December 16, 2020.

10.7	Form of Leak-Out Agreement, by and between Seneca Biopharma, Inc. and the investor party thereto.

*

Schedules and exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. Seneca undertakes to furnish supplemental copies of any of the omitted schedules upon request by the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report on Form 8-K to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	December 21, 2020	Seneca Biopharma, Inc.

/s/ Kenneth Carter
By: Kenneth Carter
Executive Chairman